VIA FAX AND EDGAR	August 15, 2007

Ms. Jessica Barberich
Staff Accountant
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Asia Payment Systems, Inc.
File No. 000-30013
Item 4.02 Form 8-K
Filed August 8, 2007

Dear Ms. Barberich:

This will acknowledge receipt of your letter of comment dated August 10, 2007 to Asia Payment Systems, Inc. (“Company or Registrant”), with regard to the above referenced filing. Our response, which follows your comment, is as follows:

Comment 1

The Company has reconsidered the effectiveness of its disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended as of September 30, 2006, December 31, 2006 and March 31, 2007 and has concluded such controls were not effective as of those dates. The Company plans to disclose the reconsiderations, related conclusions and its plans to improve its disclosure controls and procedures in its amended Quarterly Reports on SEC form 10 QSB for the quarters ended September 30, 2006 and March 31, 2007 and the Annual Report on SEC Form 10 KSB for the year ended December 31, 2006.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

Asia Payment System, Inc
800 5th Avenue, Suite 4100, Seattle, Washington 98104
Telephone No.: +1(206) 447 1379

We thank you in advance for your assistance in this matter. We respectfully request an expedited review of our response. If you have any questions or additional comments, please do not hesitate to contact me at +60(19) 3277200 or our Mr. Charlie Rodriguez, our Director and Secretary at +1 (520) 5440145.

Yours truly,

KING K. NG
King K. Ng
President & Chief Executive Officer

Asia Payment System, Inc
800 5th Avenue, Suite 4100, Seattle, Washington 98104
Telephone No.: +1(206) 447 1379